UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 14, 2018

SPRINT CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	1-04721	46-117005
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6200 Sprint Parkway, Overland Park, Kansas	66251
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 564-3166

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01. Entry Into a Material Definitive Agreement.

On May 14, 2018, Sprint Corporation (“Sprint Corp”) entered into the Sixth Supplemental Indenture (the “Sprint Corp Supplemental Indenture”) by and between Sprint Corp and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), which amends and supplements the Indenture, dated as of September 11, 2013, by and between Sprint Corp and the Trustee (as amended and supplemented, the “Sprint Corp Indenture”).

The Sprint Corp Supplemental Indenture effects certain amendments (the “Sprint Corp Indenture Amendments”) to the Sprint Corp Indenture pertaining to Sprint Corp’s 7.250% Notes due 2021 (CUSIP No. 85207UAE5), 7.875% Notes due 2023 (CUSIP No. 85207UAF2), 7.125% Notes due 2024 (CUSIP No. 85207UAH8), 7.625% Notes due 2025 (CUSIP No. 85207UAJ4) and 7.625% Notes due 2026 (CUSIP No. 85207UAK1) (collectively, the “Sprint Corp Notes” and each series of Sprint Corp Notes, a “Sprint Corp Series”). Holders representing at least a majority in aggregate principal amount of each Sprint Corp Series consented to the Sprint Corp Indenture Amendments.

Also on May 14, 2018, Sprint Communications, Inc., a Kansas corporation and direct subsidiary of Sprint Corp (“SCI”), entered into the Thirteenth Supplemental Indenture (the “SCI Supplemental Indenture”) by and between SCI and the Trustee, which amends and supplements the Indenture, dated as of November 20, 2016, by and between SCI and the Trustee (as amended and supplemented, the “SCI Indenture”).

The SCI Supplemental Indenture effects certain amendments (the “SCI Indenture Amendments”) to the SCI Indenture pertaining to SCI’s 7.000% Senior Notes due 2020 (CUSIP No. 852061AR1), 11.500% Senior Notes due 2021 (CUSIP Nos. 852061AM2 and 852061AH3) and 6.000% Senior Notes due 2022 (CUSIP No. 852061AS9) (collectively, the “SCI Notes” and each series of the SCI Notes, a “SCI Series”). Holders representing at least a majority in aggregate principal amount of each SCI Series consented to the SCI Indenture Amendments.

The Sprint Corp Indenture Amendments and the SCI Indenture Amendments amend the Sprint Corp Indenture pertaining to each Sprint Corp Series and the SCI Indenture pertaining to each SCI Series, respectively, to (1) to amend the definition of “Change of Control” to exclude (i) the mergers of the SoftBank US Holdcos (as defined herein) with and into Huron Merger Sub LLC (“T-Mobile Merger Company”), a Delaware limited liability company and a wholly owned subsidiary of T-Mobile US, Inc. (“T-Mobile”), if such mergers occur, (ii) the merger of T-Mobile Merger Company with and into Sprint Corp and (iii) the subsequent contribution of Sprint Corp to T-Mobile USA, Inc. (“T-Mobile USA”) or other transaction the result of which Sprint Corp becomes a direct or indirect wholly-owned subsidiary of T-Mobile USA, in the case of clauses (i) and (ii) above, on the terms and subject to the conditions set forth in the Business Combination Agreement, dated as of April 29, 2018, by and among Sprint Corp, T-Mobile, T-Mobile Merger Company, Superior Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of T-Mobile Merger Company, Starburst I, Inc., a Delaware corporation (“Starburst”), Galaxy Investment Holdings, Inc., a Delaware corporation (“Galaxy” and, together with Starburst, the “SoftBank US Holdcos”), and for the limited purposes set forth therein, Deutsche Telekom AG, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany (“Deutsche Telekom”), Deutsche Telekom Holding B.V., a besloten vennootschap met beperkte aansprakelijkheid organized and existing under the laws of the Netherlands, and SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”) (the “Change of Control Amendment”); (2) to amend the definition of “Permitted Holder” to include SoftBank, T-Mobile, Deutsche Telekom and their affiliates and successors and certain groups of which only they are members; (3) to add a restriction on consolidations, mergers and transfers of all or substantially all property and assets of T-Mobile USA; and (4) to remove the restriction on transfers of all or substantially all property and assets of Sprint Corp or SCI, as applicable (the amendments described in clauses (2) through (4), collectively, the “Other Amendments”). The Change of Control Amendment became effective on March 14, 2018 and the Other Amendments will become effective immediately prior to the consummation of the T-Mobile Transaction (as defined in the Sprint Corp Supplemental Indenture and SCI Supplemental Indenture).

The Sprint Corp Supplemental Indenture and the SCI Supplemental Indenture are attached hereto as Exhibits 4.1 and 4.2, respectively. The foregoing descriptions of the Sprint Corp Supplemental Indenture and the SCI Supplemental Indenture are qualified in their entirety by reference to the full text of the Sprint Corp Supplemental Indenture and SCI Supplemental Indenture, respectively, which are incorporated herein by reference.

Item 8.01 Other Events.

On May 14, 2018, Sprint Corp issued a press release announcing expiration of its and SCI’s previously announced consent solicitations and receipt of the requisite consents to approve the Sprint Corp Indenture Amendments and the SCI Indenture Amendments, respectively. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on May 14, 2018, Sprint Corp issued a press release announcing the commencement of a consent solicitation with respect to the outstanding 6.875% Notes due 2028 and 8.750% Notes due 2032 issued by Sprint Corp’s wholly-owned finance subsidiary, Sprint Capital Corporation. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

4.1	Sixth Supplemental Indenture, dated as of May 14, 2018, to the Indenture, dated as of September 11, 2013, between Sprint Corporation and The Bank of New York Mellon Trust Company, N.A.

4.2	Thirteenth Supplemental Indenture, dated as of May 14, 2018, to the Indenture, dated as of November 20, 2006, between Sprint Communications, Inc. and The Bank of New York Mellon Trust Company, N.A.

99.1	Press Release announcing expiration of Sprint Corporation and Sprint Communications, Inc. consent solicitations, dated May 14, 2018.

99.2	Press Release announcing commencement of Sprint Capital Corporation consent solicitation, dated May 14, 2018.

Important Additional Information

In connection with the proposed transaction, T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corp, that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE

SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint Corp stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint Corp. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint Corp with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint Corp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint Corp’s directors and executive officers is available in Sprint Corp’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint Corp’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint Corp as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPRINT CORPORATION

By:	/s/ Stefan K. Schnopp
Name: Stefan K. Schnopp
Title: Vice President and Corporate Secretary

Date: May 14, 2018